As filed with the Securities and Exchange Commission on October 1, 2007

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM F-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SILICON MOTION TECHNOLOGY CORPORATION

(Exact name of registrant as specified in its charter)

Cayman Islands	3674	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

8F-1, No. 36, Taiyuan St.,

Jhubei City Hsinchu County 302, Taiwan

+886 3 552-6888

(Address and telephone number of registrant’s principal executive office)

PTSGE Corp.

925 Fourth Avenue, Suite 2900

Seattle, Washington 98104

(206) 623-7580

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications to:

Christopher H. Cunningham

Kirkpatrick & Lockhart Preston Gates Ellis LLP

925 Fourth Avenue, Suite 2900

Seattle, Washington 98104

(206) 623-7580

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.    ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered(1)	Proposed Maximum aggregate offering price(2)	Proposed Maximum Per Share Offering Price(2)	Amount of registration fee
Ordinary Shares, par value US$0.01 per share (3)	6,306,018	$36,850,793	$5.85	$1,132

(1)	Includes ordinary shares (represented by ADS’s) issuable to the selling shareholders pursuant to a share purchase agreement dated April 17, 2007. Pursuant to Rule 416, this registration statement shall also cover any additional ordinary shares issuable by reason of any future stock dividend, stock split, recapitalization or other similar transaction effected without receipt of consideration that increases the number of outstanding ordinary shares of registrant.

(2)	Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 based on one quarter of the average of the high and the low sales prices of Silicon Motion Technology Corporation ADSs on the Nasdaq Global Select Market on September 26, 2007.

(3)	A separate Registration Statement on Form F-6 was filed on June 14, 2005 (File No. 333-125801) to register the American Depository Shares evidenced by American Depository Receipts issuable on deposit of the ordinary shares registered hereby. Each American Depository Share represents four ordinary shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a) may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the United States Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated October 1, 2007

PROSPECTUS

Silicon Motion Technology Corporation

1,576,505 American Depositary Shares

Representing 6,306,018 Ordinary Shares

This prospectus relates to is an offering by certain shareholders of Silicon Motion Technology Corporation of ordinary shares, represented by American Depository Shares, or ADSs, issued by us pursuant to a share purchase agreement. Each ADS represents four ordinary shares. The selling shareholders may, from time to time, sell any or all of their ordinary shares, either in the form of ordinary shares or ADSs, on any stock exchange, market or trading facility on which the shares are traded or in privately negotiated transactions at fixed prices that may be changed, at market prices prevailing at the time of sale or at negotiated prices.

We will not receive any proceeds from the sale of ADSs by the selling shareholders, who will receive all of the net proceeds from the sale of our ADSs described in the prospectus. We originally issued the shares to the selling shareholders in connection with an acquisition in April 2007.

Our ADSs are quoted on the Nasdaq Global Select Market, or Nasdaq, under the symbol “SIMO.” The reported closing price of our ADSs on September 27, 2007 on Nasdaq was U.S.$23.18.

Investing in our ADSs involves substantial risks which are described in the “ Risk Factors” section beginning on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is __________ ___, 2007.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or incorporated herein by reference. Unless otherwise indicated, the information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our ADSs.

We have not taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of this prospectus outside of the United States.

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CONVENTIONS THAT APPLY TO THIS PROSPECTUS

Unless otherwise indicated, references in this prospectus to:

•	“ADRs” are to the American depositary receipts that evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents four ordinary shares;

•	“CAGR” are to compound annual growth rate;

•	“China” or “PRC” are to the People’s Republic of China excluding the special administrative regions of Hong Kong and Macau;

•	“Korea” are to the Republic of Korea, or South Korea;

•	“Nasdaq” are to the Nasdaq Global Select Market;

•	“NT dollar,” “NT dollars” or “NT$” are to New Taiwan dollars, the legal currency of Taiwan;

•	“ROC” or “Taiwan” are to Taiwan, the Republic of China, the official name of Taiwan;

•	“shares” or “ordinary shares” are to our ordinary shares, with par value US$0.01 per share;

•	“U.S. GAAP” are to generally accepted accounting principles in the United States;

•	“U.S. dollar,” “U.S. dollars” or “US$” are to United States dollars, the legal currency of the United States; and

•

“we,” “us,” “our company,” “our” and “Silicon Motion” are to Silicon Motion Technology Corporation, its predecessor entities and subsidiaries including (i) Silicon Motion, Inc., incorporated in Taiwan, or SMI Taiwan, and formerly known as Feiya Technology Corporation and (ii) Silicon Motion, Inc., a California, USA, corporation, or SMI USA.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus and does not contain all of the information you should consider in making your investment decision. You should read this summary in conjunction with the more detailed information, including our business information, financial statements and the related notes thereto incorporated by reference in this prospectus. You should carefully consider, among other things, the matters discussed in the section entitled “Risk Factors” beginning on page 3 of this prospectus.

Overview

We are a fabless semiconductor company that designs, develops and markets universally compatible, high-performance, low-power semiconductor solutions for the multimedia consumer electronics market. We have three major product lines: our mobile storage business, multimedia SoC business and mobile communications business. Our mobile storage business is our significantly larger business and is composed of microcontrollers, also commonly known as controllers, used in NAND flash memory storage products such as flash memory cards, USB flash drives and card readers. These flash memory storage products are widely used by consumers to store data on multimedia consumer electronics devices such as mobile phones, digital still cameras, personal digital assistants, personal navigation devices and personal multimedia players, notebooks and desktop personal computers. Our multimedia SoC business is composed of products that support MP3 and personal multimedia players, PC cameras and embedded graphics applications. Our mobile communications business is composed of mobile TV tuners, CDMA radio frequency integrated circuits (“RF ICs”) and electronics toll collection RF ICs, which became our new product line as a result of our recent acquisition of Future Communications IC, Inc. (“FCI”).

We sell our semiconductor solutions to leading original equipment manufacturers (“OEMs”) and original design manufacturers (“ODMs”) worldwide. We provide our high performance flash memory storage controller to companies such as Lexar Media, Samsung, Sony, STMicroelectronics and Transcend. We are a leading supplier of controllers used in flash memory cards sold bundled with mobile phones manufactured by the handset industry’s leading OEMs. Our multimedia SoCs are important components of MP3 and embedded graphics applications that are sold by companies such as Advantech, Fuji Xerox, GE, Intel, Kontron, Mattel, Panasonic, Philips, Sharp, Siemens, Sony, Thomson and Toshiba.

We provide our innovative mobile communications ICs to LG Electronics, Pantech & Curitel, Samsung and other companies. We sell our products through our direct sales force and distributors in Canada, China, Europe, Japan, Korea, Singapore, Taiwan and the United States.

We have experienced rapid growth in our net sales. Our net sales grew from approximately NT$915.1 million in 2003 to approximately NT$2,166.7 million in 2004 to approximately NT$2,686.5 million in 2005 to approximately NT$3,460.5 million (US$106 million) in 2006, representing a compound annual growth rate, or CAGR of approximately 56%.

Recent Developments

On April 26, 2007, we completed the acquisition of FCI, a leading designer of RF ICs for mobile television and wireless communications based in Seoul, South Korea.

Under the terms of the transaction, we acquired substantially all of the outstanding common shares of FCI for a total purchase price of US$90 million, which includes a combination of approximately US$50 million in cash and US$40 million in ordinary shares, represented by ADSs, and options to purchase our ordinary shares. In addition, we have agreed to pay former FCI shareholders up to an additional US$12 million in cash upon the achievement of certain operating and financial milestones in 2007.

In connection with the FCI acquisition, we issued 6,306,018 ordinary shares to the selling shareholders listed in the “Selling Shareholders” section of this prospectus and agreed to prepare and file with the Securities and Exchange Commission (“SEC”) this registration statement of which this prospectus is a part to register the ordinary shares for resale by the selling shareholders.

Recent Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN No. 48”). FIN No. 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006 and is required to be adopted by the Company in fiscal 2007. The cumulative effects, if any, of applying FIN No. 48 will be recorded as an adjustment to retained earnings as of the beginning of the period of adoption. The Company is currently evaluating the effect that the adoption of FIN No. 48 will have on the results of operations and financial position of the Company and is not yet in a position to determine such effects.

Corporate Information

Silicon Motion Technology Corporation (“Silicon Motion”) was incorporated in the Cayman Islands in January 2005 and acquired Silicon Motion, Inc., a Taiwan corporation (“SMI Taiwan) in April 2005. Originally SMI Taiwan was known as Feiya Technology Corporation (“Feiya”), a Taiwan corporation which was incorporated in April 1997 but had changed its name to SMI Taiwan after acquiring in August 2002 Silicon Motion, Inc., a California corporation (“SMI USA”), which was incorporated in November 1995. Feiya was originally a flash memory products company and SMI USA a graphics processor company. Our principal executive offices are located at:

8F-1, No. 36, Taiyuan St.

Jhubei City, Hsinchu County 302

Taiwan

Telephone: +886 3 552-6888

Investor inquiries should be directed to us at the above address and telephone number. Our website is www.siliconmotion.com. The information contained on our website does not constitute part of this prospectus.

RISK FACTORS

Risks Related to Our Business

Because our operating results for any period could be adversely affected by a number of factors and may therefore fluctuate significantly, our annual and quarterly operating results are difficult to predict.

Although we have been able to generate strong revenue and earnings growth and maintain relatively stable gross margins and operating margins, we cannot assure you that we will be able to maintain in the future growth rates and margins similar to those of past periods. A variety of factors may cause our growth rates and margins to decline, including:

•	continuing downward pressure on the average selling prices of our products caused by intense competition in our industry and other reasons;

•	decreases in demand for multimedia consumer electronics products, including mobile phones, into which our semiconductor solutions are directly or indirectly incorporated;

•	our customers’ sales outlook, purchasing patterns and inventory adjustments based on consumer demands and general economic conditions;

•	the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers;

•	changes in the seasonality of our sales, which generally has a tendency toward increased sales in the second half of each year;

•	our ability to develop or acquire, introduce, market and transition to volume production new or enhanced products and technologies, and in a cost-effective and timely manner;

•	changes in the relative sales mix of our products;

•	the availability and pricing of third party semiconductor foundry, assembly and test capacity and raw materials, as well as other changes in our cost of finished goods;

•	the availability, pricing and timeliness of delivery of other components and raw materials used in our customers’ products;

•	unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis;

•	superior product innovations by our competitors;

•	the timing of new product announcements or introductions by us or by our competitors;

•	competitors offering comparable products at cheaper prices;

•	our ability to scale our operations in response to increasing demand by customers for our new or existing products;

•	our ability to timely and accurately predict market requirements and evolving industry trends and to identify and capitalize upon opportunities in new markets; and

•	the overall cyclicality of, and changing economic and market conditions in, the semiconductor industry.

The result of these and other factors, as well as our recent rapid growth, makes it difficult for us to assess our future performance. Our quarterly sales and operating results are difficult to predict and have in the past, and will likely in the future, fluctuate from quarter to quarter. We could fail to achieve the operating targets that we have announced, such as revenue growth, gross margin, operating margins, and earnings per ADS. In addition, our operating results in the future may be below the expectations of public market analysts or investors, which would likely cause the market price of our ADSs to decline. Any variations in our period-to-period performance may also cause the market price of our ADSs to fluctuate. Accordingly, you should not rely on the results of any prior periods as a reliable indicator of our future operating performance.

We depend on a small number of customers for a significant portion of our revenues and a loss of some of these customers would result in the loss of a significant portion of our revenues.

We have derived a substantial portion of our past revenue from sales to a relatively small number of customers. As a result, the loss of any significant customer could materially and adversely affect our financial condition and results of operations. Sales to our five largest customers represented approximately 35%, 40% and 57% of our net revenue in 2006, 2005 and 2004, respectively. We only had one customer in 2006 and 2005 that accounted for 10% or more of our sales, and three customers in 2004 that accounted for 10% or more of our sales. The identities of our largest customers and their respective contributions to our net revenue have varied and will likely continue to vary from period to period.

Sales to our customers may be significantly higher if indirect sales are included with direct sales. In 2006, Samsung Electronics was our sixth largest customer and accounted for approximately 4% our sales. In 2006, ATP Electronics and Barun Electronics were our second and seventh largest customers and accounted for approximately 9% and 4% of our sales, respectively. We believe a substantial portion of our sales to ATP Electronics and Barun Electronics are included in the products of Samsung Electronics and that such direct and indirect sales to Samsung Electronics amounted to between 13% and 15% of our net sales. We believe that if our sales to ATP Electronics and Barun Electronics were included in our sales to Samsung Electronics in 2005 and 2004, such direct and indirect sales to Samsung Electronics would amount to between 10% and 12% and 4% and 5% in the respective years. In 2006, 2005 and 2004, Lexar Media was our ninth, fourth and second largest customer and accounted for approximately 3%, 7% and 13% of our sales in the respective years. We believe a substantial portion of our sales to Power Digital Card and Macrotron Systems in 2006, 2005 and 2004 are included in Lexar Media’s products and that such indirect and direct sales to Lexar Media amounted up to 8% of our net sales in 2006, up to 18% in 2005 and up to 35% of our net sales in 2004.

We expect that we will continue to depend on a relatively limited number of customers for a substantial portion of our net sales and our ability to maintain good relationships with these customers will be important to the ongoing success of our business. We cannot assure you that the revenue generated from these customers, individually or in the aggregate, will reach or exceed historical levels in any future period. Our failure to meet the demands of these customers could lead to a cancellation or reduction of business from these customers. In addition, loss, cancellation or reduction of business from, significant changes in scheduled deliveries to, or decreases in the prices of products sold to, any of these customers could significantly reduce our revenues and adversely affect our financial condition and operating results. Moreover, any difficulty in collecting outstanding amounts due from our customers particularly customers who place large orders, would harm our financial performance. In addition, if our relationships with our three largest customers are disrupted for any reason, it could have a significant impact on our business.

The acquisition of FCI could result in operating difficulties, loss of key personnel and other harmful consequences.

We do not have significant experience acquiring companies. Although our previous business combination, which involved the acquisition of SMI USA by Feiya, has been successful, we cannot assure you that our acquisition of FCI, which was completed on April 26, 2007 will be similarly successful. The process of integrating FCI may create unforeseen operating difficulties and expenditures. The areas where we may face risks include:

•	implementation or remediation of controls, procedures and policies at FCI;

•	diversion of management time and focus from operating our business to acquisition integration challenges;

•	challenges associated with integrating employees from FCI into our organization such as different cultures and languages;

•	integration of FCI’s accounting, management information, human resource and other administrative systems; and

•	other unique risks such as currency, economic, political and regulatory risks.

In addition, our success depends in part on the abilities and continued service of each of the current executives of FCI. We have service agreements in place with certain key FCI senior executives and have non-compete agreements with these senior FCI executives and other key FCI executives. Our executives at FCI along with other Silicon Motion executives and employees all benefit from long term employee retention programs which include participation in our Share-based Compensation Plans. If we are not able to retain the services of our FCI executives and incur the loss of their services, in the absence of adequate replacements, our ability to implement our business strategy for FCI and operate the business effectively would be harmed.

We may not be able to sustain our current growth rates, and even if we do maintain them, we are susceptible to many challenges relating to our growth.

We have experienced significant growth in the scope and complexity of our business. Our net sales grew from approximately NT$915.1 million in 2003 to approximately NT$2,166.7 million in 2004 to approximately NT$2,686.5 million in 2005 and to approximately NT$3,460.5 million (US$106.2 million) in 2006. This growth has placed and will continue to place a strain on our management, personnel, systems and resources. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, develop new products, enhance our technological capabilities, satisfy customer requirements, execute on our business plan or respond to competitive pressures. In particular, the success of our goal to continue penetrating the MP3, mobile TV, PC camera and other markets are highly contingent on the viability of our strategy and the success of our growth plans. To successfully manage our growth, we believe we must effectively:

•	hire, train, integrate and manage additional qualified engineers, sales and marketing personnel and financial and information technology personnel;

•	implement additional and improve existing administrative, financial and operations systems, procedures and controls;

•	continue to enhance our manufacturing and customer resource management systems;

•	continue to expand and upgrade our core semiconductor design and software development capabilities;

•	manage multiple relationships with foundries, distributors, suppliers and certain other third parties; and

•	manage our financial condition.

Our success also depends largely on our ability to anticipate and respond to expected changes in future demand for our products. In the event the timing of our expansion does not match market demand, our business strategy may need to be revised, and there could be delays in our roll-out of new products, which may adversely affect our growth and future prospects. If we over-expand and demand for our products does not increase as we may have projected, our financial results will be materially and adversely affected. However, if we do not expand, and demand for our products increases sharply, our business could be seriously harmed because we may not be as cost-effective as our competitors due to our inability to take advantage of increased economies of scale. In addition, we may not be able to satisfy the needs of our current customers or attract new customers, and we may lose credibility and our relationships with our customers may be negatively affected. Moreover, if we do not properly allocate our resources in line with future demand for particular products, we may miss changing market opportunities and our business and financial results could be materially and adversely affected. We cannot assure you that we will be able to successfully sustain our current growth rate or that we will be able to manage our growth in the future.

Industry standards and demands in the multimedia consumer electronics market are continuously and rapidly evolving, and our success depends on our ability to anticipate and meet these changes and trends.

In order to remain competitive in the future, we must ensure that our products meet continuously evolving industry standards and are compatible with rapidly changing customer requirements. If our products do not keep pace with evolving industry standards or if our products are not in compliance with prevailing industry standards for an extended period of time, we could be required to invest significant time, effort and funds to redesign our products to ensure compatibility with relevant standards. If we are slow to anticipate changing trends and respond to such charges in a timely manner, we could miss opportunities to capture potential customers and we could lose our existing market share or existing customers. Currently, our primary products are controllers used in flash memory storage devices. If new technologies for storing digital media are developed that compete with flash memory technology or render it obsolete and if we are not able to shift our product offerings accordingly, demand for our products would likely decline and our business would be materially and adversely affected.

In addition, we may not have sufficient financial resources to fund all of the required research to develop future innovations and meet changing industry standards. Moreover, even if we have adequate financial resources, our future innovations may be outpaced by competing innovations. As a result, we may lose customers and significant sales, and our business and operating results may be materially and adversely affected.

If demand for our products declines in the major end markets that we serve, our selling prices and our overall sales will decrease.

Demand for our products is affected by a number of factors, including the general demand for the products in the end markets that we serve and price attractiveness. A significant amount of our sales revenue is derived from customers who use our microcontrollers in removable and irremovable flash memory storage solutions used in communications, consumer electronics and computing devices, such as mobile phones, smart phones, digital cameras, PDAs, MP3 players, notebooks and desktop PCs. Any significant decrease in the demand for these devices may decrease the demand for our semiconductor solutions and may result in a decrease in our revenues and earnings. A variety of factors, including economic, political and social instability, could contribute to a slowdown in the demand for non-essential communications, consumer electronics and computing devices as consumers delay purchasing decisions or reduce their discretionary spending. In addition, the historical and continuing trend of declining average selling prices of communications, consumer electronics and computing devices places pricing pressure on our semiconductor solutions. As a result, we expect that the average selling prices for many of our semiconductor solutions will continue to decline over the long term. If we are not able to introduce higher margin products, reduce our manufacturing costs to offset expected declines in average selling prices or maintain a high capacity utilization rate, our gross margin will continue to decline, which could have a material and adverse effect on our financial condition and operating results.

If the semiconductor industry suffers a shortage of flash memory, which is a key component in many of our customers’ end products, our revenues could be adversely affected.

In 2004 and 2005, and recently in 2007, some of our customers indicated that they were unable to acquire enough flash memory to meet all of the anticipated demand for their products. Several manufacturers of flash memory have increased manufacturing capacity for flash memory since then. However, we cannot assure you that there will continue to be enough additional capacity to satisfy worldwide demand for flash memory. According to IDC (Worldwide Flash Memory Card 2006-2010 Forecast, May 2006), the demand for flash memory cards is expected to rise rapidly through 2010. Because flash memory is a key component of most of the products manufactured by our customers, if any shortage in the supply of flash memory occurs and is not remedied, our customers may not be able to purchase enough flash memory to manufacture their products and may therefore purchase fewer semiconductor solutions from us than they would have otherwise purchased. Our ability to increase revenues and grow our profits could be materially and adversely affected as a result of any shortage or decrease in the supply of flash memory.

A failure to accurately forecast customer demand may result in excess or insufficient inventory, which may increase our operating costs and harm our business.

To ensure the availability of our products for our customers, in some cases we cause our manufacturers to begin manufacturing our products based on forecasts provided by these customers in advance of receiving purchase orders. However, these forecasts do not represent binding purchase commitments, and we do not recognize revenue from these products until they are shipped to the customer. As a result, we incur inventory and manufacturing costs in advance of anticipated revenue. Because demand for our products may not materialize, manufacturing based on forecasts subjects us to risks of high inventory carrying costs and increased obsolescence and may increase our costs. If we overestimate customer demand for our products or if purchase orders are cancelled or shipments delayed, we may end up with excess inventory that we cannot sell, which could have a material and adverse effect on our financial results. Conversely, if we underestimate demand, we may not have sufficient product inventory and may lose market share and damage customer relationships, which could also harm our business.

The average selling prices of our products could decrease rapidly.

We may experience period-to-period fluctuations in future operating results if our average selling prices decline. We may be forced to reduce the average unit price of our products in response to new product introductions by us or our competitors, competitive pricing pressures and other factors. The semiconductor market is extremely cost sensitive, which may result in declining average selling prices of the components comprising our products. We expect that these factors will create downward pressure on our average selling prices and operating results. To maintain acceptable operating results, we will need to develop and introduce new products and product enhancements on a timely basis and continue to reduce our costs. If we are unable to offset any reductions in our average selling prices by increasing our sales volumes or reducing corresponding production costs, or if we fail to develop and introduce new products and enhancements on a timely basis, our sales and operating results will be materially and adversely affected.

We rely primarily on a small number of distributors to market and distribute certain of our products, and if we fail to maintain or expand these sales channels, our revenues would likely decline.

Most of our display embedded graphics processors and some of our other products are sold through independent distributors. Sales of these products to distributors generate a material amount of our revenues. Our business will depend on our ability to maintain and expand our relationships with distributors, develop additional channels for the distribution and sale of our products and effectively manage these relationships. Because not all of our distributors are required to make a specified minimum level of purchases from us, we cannot be certain that they will sell our products on a priority basis. As we continue to expand our indirect sales capabilities, we will need to manage the potential conflicts that may arise within our indirect sales force. We also rely on our distributors to accurately and timely report to us their sales of our products and to provide certain engineering support services to customers. Our inability to obtain accurate and timely reports and to successfully manage these relationships would have a material and adverse effect on our financial results.

The loss of any of our key personnel or the failure to attract or retain specialized technical and management personnel could impair our ability to grow our business.

We rely heavily on the services of our key employees, including Wallace C. Kou, our President and Chief Executive Officer. In addition, our engineers and other key technical personnel are a significant asset and are the source of our technological and product innovations. We believe our future success will depend upon our ability to retain these key employees and our ability to attract and retain other skilled managerial, engineering, technical and sales and marketing personnel. The competition for such personnel, particularly technical personnel, is intense in our industry. We may not be successful in attracting and retaining sufficient numbers of technical personnel to support our anticipated growth. These technical personnel are required to refine the existing hardware system and application programming interface and to introduce enhancements in future applications. Despite the incentives we provide, our current employees may not continue to work for us, and if additional personnel were required for our operations, we may not be able to obtain the services of additional personnel necessary for our growth. In addition, we do not maintain “key person” life insurance for any of our senior management or other key employees. The loss of any of our key employees or our inability to attract or retain qualified personnel, including engineers, could delay the development and introduction of, and have an adverse effect on our ability to sell, our products as well as our overall growth.

In addition, if any other members of our senior management or any of our other key personnel joins a competitor or forms a competing company, we may not be able to replace them easily and we may lose customers, business partners, key professionals and staff members. Substantially all of our senior executives and key personnel have entered into confidentiality and non-disclosure agreements. In the event of a dispute between any of our senior executives or key personnel and SMI Taiwan, we cannot assure you the extent, if any, to which these provisions may be enforceable in Taiwan due to uncertainties involving the Taiwan legal system.

We may be unsuccessful in developing and selling new products or in penetrating new markets required to maintain or expand our business.

Our revenue growth has been primarily from sales of our semiconductor solutions. Although we believe that our acquisition of FCI will enable us to offer more comprehensive solutions for mobile devices, our future success depends, in part, on our ability to develop successful new semiconductor solutions in a cost-effective and timely manner. We continually evaluate expenditures for planned product developments and choose among alternatives based upon our expectations of future market trends. The development of our semiconductor solutions is highly complex, and successful product development and market acceptance of our products depends on a number of factors, including:

•	our accurate prediction of the changing requirements of our customers;

•	our timely completion and introduction of new designs;

•	the availability of third-party manufacturing, assembly and test capacity;

•	the ability of our foundries to achieve high manufacturing yields for our products;

•	our ability to transition to smaller manufacturing process geometries;

•	the quality, price, performance, power efficiency and size of our products and those of our competitors;

•	our management of our indirect sales channels;

•	our customer service capabilities and responsiveness;

•	the success of our relationships with existing and potential customers; and

•	changes in industry standards.

We cannot assure you that we will be able to develop and introduce new or improved products in a timely and cost-effective manner, that the products we introduce will generate significant revenues or that we will be able to accurately anticipate or respond to future market trends.

We may not be able to deliver our products on a timely basis if our relationships with our suppliers, our semiconductor foundries or our assembly and test subcontractors are disrupted or terminated.

We do not own or operate a semiconductor fabrication facility. Instead, we rely on third parties to manufacture our semiconductors. Three outside foundries, UMC, in Taiwan, SMIC, in China, and STMicroelectronics in Europe currently manufacture the majority of our semiconductors. As a result, we face several significant risks, including higher wafer prices, lack of manufacturing capacity, quality assurance, manufacturing yields and production costs, limited control over delivery schedules and product quality, increased exposure to potential misappropriation of our intellectual property, labor shortages or strikes and actions taken by third party contractors that breach our agreements.

The ability of each foundry to provide us with semiconductors is limited by its available capacity. We do not have long-term agreements with any of these foundries and we place orders on a purchase order basis. We place our orders based on our customers’ purchase orders and sales forecasts. However, the foundries can allocate capacity to the production of the products of their other customers and reduce deliveries to our manufacturing logistics partners on short notice or increase the price they charge us. It is possible that other foundry customers that are larger and better financed than we are, or have long-term agreements with these foundries, may induce these foundries to reallocate capacity to them. Any reallocation could impair our ability to secure the supply of semiconductors that we need for our products. In addition, interruptions to the wafer manufacturing processes caused by a natural disaster or human error could result in partial or complete disruption in supply until we are able to shift manufacturing to another fabrication facility. It may not be possible to obtain sufficient capacity or comparable production costs at another foundry. Migrating our design methodology to a new third-party foundry could involve increased costs, resources and development time comparable to a new product development effort. Any reduction in the supply of semiconductors for our products could significantly delay our ability to ship our products and potentially have negative effects on our relationships with existing customers and our results of operations. In addition, if our subcontractors terminate their relationships with us, we would be required to qualify new subcontractors, which could take as long as six months, resulting in unforeseen operations problems, and our operating results may be materially and adversely affected.

If the foundries that provide us with the products for our operations do not achieve satisfactory yield or quality, or if the assembly and testing services fail us in the quality of their output, then our revenue, operating results and customer relationships will be affected.

The manufacture of semiconductors is a highly complex process. Minor deviations in the manufacturing process can cause substantial decreases in yield. In some situations, such deviations may cause production to be suspended. The foundries that manufacture our semiconductors have from time to time experienced lower than anticipated manufacturing yields, including yields for our semiconductors, typically during the production of new products or architectures or during the installation and start-up and ramp-up of new process technologies or equipment. If the foundries that manufacture our semiconductors do not achieve planned yields, our product costs could increase, and product availability would decrease.

After the wafer fabrication processes, our wafers are shipped to our assembly and testing subcontractors. We have a system to maximize consistent product quality, reliability and yield which involve our quality assurance team working closely with pertinent subcontractors in the various phases of the assembly and testing processes. We also emphasize a strong supplier quality management practice through which our quality assurance team pre-qualifies our manufacturing suppliers and subcontractors. However, despite our efforts to strengthen supplier quality management, if our foundries fail to deliver fabricated silicon wafers of satisfactory quality in the volume and at the price we require, or if our assembly and testing subcontractors fail to efficiently and accurately assemble and test our products, we will be unable to meet our customers’ demand for our products or to sell those products at an acceptable profit margin, which would have a material and adverse effect on our sales and margins and damage our customer relationships.

Failure to protect our proprietary technologies or maintain the right to certain technologies may negatively affect our ability to compete.

We believe that the protection of our intellectual property rights will continue to be important to the success of our business. We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We also enter into confidentiality or license agreements with our employees, business partners and other third parties, and have implemented procedures to control access to and distribution of our documentation and other proprietary information. Despite these efforts, we cannot assure you that these measures will provide meaningful protection of our intellectual property rights. Further, these agreements do not prevent others from independently developing technologies that are equivalent to or superior to our technology. In addition, unauthorized parties may attempt to copy or otherwise obtain and use our proprietary technology. Monitoring unauthorized use of our technology is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries, such as China, where the laws may not protect our proprietary rights as fully as do the laws of the United States. In addition, if the foundries that manufacture our semiconductors lose control of our intellectual property, it would be more difficult for us to take remedial measures because our foundries are located in countries that do not have the same protection for intellectual property that is provided in the United States. Also, some of our contracts, including license agreements, are subject to termination upon certain types of change-of-control transactions.

We currently have more than 60 patents. We also have 78 patent applications pending in five countries. We cannot be certain that patents will be issued as a result of our pending applications nor can we be certain that any issued patents would protect or benefit us or give us adequate protection from competing products. For example, issued patents may be circumvented or challenged and declared invalid or unenforceable or provide only limited protection for our technologies. We also cannot be certain that others will not design around our patented technology, independently develop our unpatented proprietary technology or develop effective competing technologies on their own.

Failure to successfully defend against intellectual property lawsuits brought against us may adversely affect our business.

As technology is an integral part of our design and product, we have, in the past, received communications alleging that our products infringe or misappropriate certain intellectual property rights held by others, and may continue to receive such communications in the future. We recently agreed with O2Micro International Limited to settle several intellectual property disputes and both parties have started to withdraw their respective claims and applications. If any third party were to make valid intellectual property infringement or misappropriation claims against us, we may be required to:

•	discontinue using disputed manufacturing process technologies;

•	stop selling products that contain allegedly infringing technology;

•	pay substantial monetary damages;

•	seek to develop non-infringing technologies, which may not be feasible; or

•	seek to acquire licenses to the infringed technology, which may not be available on commercially reasonable terms, if at all.

If our products are found to infringe or misappropriate third-party intellectual property rights, we may be subject to significant liabilities and be required to change our manufacturing processes or products. This could restrict us from making, using, selling or exporting some of our products, which could in turn materially and adversely affect our business and financial condition. Our failure to develop non-infringing technologies or license intellectual property rights in a timely and cost-effective manner could materially and adversely affect our business and financial condition. In addition, any litigation, whether to enforce our patents or other intellectual property rights or to defend ourselves against claims that we have infringed the intellectual property rights of others, could, regardless of the ultimate outcome, materially and adversely affect our operating results by requiring us to incur significant legal expenses and diverting the resources of the company and the attention of management.

Failure to achieve and maintain technological leadership in our various multimedia consumer electronics markets could erode our competitiveness and cause our profits to decrease.

The consumer electronics market and the semiconductor components used in such market are constantly changing with increased demand for improved features such as low power or smaller size. If we do not anticipate these changes in technologies and rapidly develop and introduce new and innovative technologies, we may not be able to provide advanced semiconductor solutions on competitive terms. If we are unable to maintain the ability to provide advanced semiconductor solutions on competitive terms, some of our customers may buy semiconductor solutions from our competitors instead of us. To be competitive, we must anticipate the needs of the market and successfully develop and introduce innovative new products in a timely fashion. We cannot assure you that we will be able to successfully complete the design of our new products, have these products manufactured at acceptable manufacturing yields, or obtain significant purchase orders for these products. Furthermore, if our future innovations are ahead of the then-current technological standards in our industry, customers may be unwilling to purchase our platforms until the multimedia consumer electronics market is ready to accept them. The introduction of new products may adversely affect sales of existing products and contribute to fluctuations in our operating results from quarter to quarter. Our introduction of new products also requires that we carefully manage our inventory to avoid inventory surplus and obsolescence. Our failure to do so could have a material and adverse effect on our operating results. Furthermore, failure to achieve advances in technology or processes or to obtain access to advanced technologies or processes developed by others could erode our competitive position.

Development of new platforms and products may require us to obtain rights to use intellectual property that we currently do not have. If we are unable to obtain or license the necessary intellectual property on reasonable terms or at all, our product development may be delayed, the gross margins on our planned products may be lower than anticipated and our business and operating results would be materially and adversely affected.

Because the markets in which we compete are highly competitive and many of our competitors have greater resources than we have, we cannot be certain that our products will compete favorably in the market place.

We face competition from a large number of competitors in each of our targeted areas. We currently compete with other companies that produce flash storage controllers, such as Alcor Micro, Chipsbank, Genesys, Incomm, Phison, Samsung, Skymedi, and USBest. We may also face competition from some of our customers who may develop products or technologies internally that compete with our solution. For multimedia SoC products, the companies with whom we compete include Actions, ALi, AMD, NVIDIA, Rockchip, SigmaTel, and Vimicro. For mobile communications products, the companies with whom we compete include Analog Devices, Infineon, Qualcomm, NXP, RFMD and Skyworks. We expect to face increased competition in the future from our current and potential competitors. In addition, some of our customers have developed products and technologies that could replace their need for our products or otherwise reduce their demand for our products.

Many of our current and potential competitors have longer operating histories, greater name recognition, access to larger customer bases and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than we have. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion and sales of their products than we can. Our current and potential competitors may develop and introduce new products that will be priced lower, provide superior performance or achieve greater market acceptance than our products. In addition, in the event of a manufacturing capacity shortage, these competitors may be able to obtain capacity when we are unable to do so.

The multimedia consumer electronics market, which is a principal end market for our products, has historically been subject to intense price competition. In many cases, low-cost, high-volume producers have entered the markets and driven down profit margins. If a low-cost, high-volume producer should develop products that compete with our products, our sales and profit margins would suffer.

Fluctuations in exchange rates could result in foreign exchange losses.

Our reporting currency is the NT dollar. However, a significant portion of our operating expenses is denominated in currencies other than the NT dollar, primarily U.S. dollars, but also, to a lesser extent, Japanese Yen, Renminbi, Euros, and South Korean Won (“KRW”). As a result, appreciation or depreciation of other currencies in relation to the NT dollar could result in material transaction or translation gains or losses that could adversely affect, or cause fluctuations in, our results of operations. We do not currently engage in currency hedging activities.

Our products must meet exacting specifications and undetected defects and failures may occur, which may cause customers to return or stop buying our products and may expose us to product liability risk and risks of indemnification against defects in our products.

Our products are complex and may contain undetected hardware or software defects or failures, especially when first introduced or when new versions are released. These errors could cause us to incur significant re-engineering costs, divert the attention of our engineering personnel from product development efforts and materially affect our customer relations and business reputation. If we deliver products with errors or defects, our credibility and the market acceptance and sales of our products could be harmed. Defects could also lead to liability for defective products as a result of lawsuits against us or against our customers. We have agreed to indemnify some of our customers in some circumstances against liability from defects in our products. A successful product liability claim could require us to make significant damage payments.

Our intellectual property indemnification practices may adversely impact our business.

We may be required to indemnify our customers and our third-party intellectual property providers for certain costs and damages of intellectual property infringement in circumstances where our products are a factor in creating the customer’s or these third-party providers’ infringement exposure. This practice may subject us to significant indemnification claims by our customers and our third-party providers. In some instances, our products are designed for use in devices manufactured by our customers that comply with international standards, such as the MP3 compression standard. These international standards are often covered by patent rights held by third parties, which may include our competitors. The combined costs of identifying and obtaining licenses from all holders of patent rights essential to such international standards could be high and could reduce our profitability or increase our losses. The cost of not obtaining these licenses could also be high if a holder of the patent rights brings a claim for patent infringement. In the contracts under which we distribute semiconductor products, we generally have agreed to indemnify our customers against losses arising out of claims of unauthorized use of intellectual property. In some of our licensing agreements, we have agreed to indemnify the licensor against losses arising out of or related to our conduct or services. We cannot assure you that additional claims for indemnification will not be made or that these claims would not have a material and adverse effect on our business, operating results or financial condition.

Major earthquakes, fires or other natural disasters and resulting systems outages may cause us significant losses.

Our principal executive offices and a significant part of our operations are based in Taiwan. Many of our suppliers, providers of semiconductor manufacturing services for us, including semiconductor foundries and primary subcontractors for the assembly and testing of our products are located in Taiwan.

Taiwan is particularly susceptible to earthquakes. For example, in September 1999, Taiwan experienced a severe earthquake that caused significant property damage and loss of life, particularly in the central part of Taiwan. Although earthquakes and other natural disasters in Taiwan have not caused serious damages to us, if we, our suppliers, providers of semiconductor manufacturing services and primary subcontractors are affected by an earthquake or other natural disasters, such as typhoons, our production schedule could be interrupted or delayed. As a result, a major earthquake, natural disaster or other disruptive event in Taiwan could severely disrupt the normal operation of business and have a material and adverse effect on our financial condition and operating results.

The manufacturers of our semiconductors use highly flammable materials such as alcohol, acetone, photo resistance, AsH3 and pH3, in the manufacturing processes and are therefore subject to the risk of loss arising from explosion and fire. The risk of explosion and fire associated with these materials cannot be completely eliminated. Semiconductor companies experience explosion and fire damage from time to time. If any of their fabs or assembly facilities were to be damaged or cease operations as a result of an explosion or fire, it could reduce their manufacturing capacity. Such a reduction in the manufacturing capacity of our manufacturers could disrupt the production schedule of our products thereby causing us to miss orders from our customers, which will in turn have a material and adverse effect on our business and operating results.

The recurrence of a severe acute respiratory syndrome outbreak or an outbreak of avian influenza or other outbreaks could materially and adversely affect our operating results and financial conditions.

In early 2003, China and certain other areas in Asia experienced an outbreak of severe acute respiratory syndrome, or SARS. In addition, in the spring of 2004, China had several reported cases of deaths caused by SARS. A general downturn in most Asian economies accompanied the outbreak.

In 2003, an outbreak of avian influenza affected bird and poultry populations in countries throughout Southeast Asia and other parts of Asia, including China, Hong Kong and Japan. Avian influenza resulted in human deaths in Vietnam and Thailand. Any recurrence of SARS, avian influenza or other outbreak may have a negative effect on our operations. Our operations may be impacted by a number of health-related factors, including, among other things, quarantines or closure of our offices, the sickness or death of our key officers and employees and a general slowdown in the economies of China, Hong Kong and Taiwan, among other countries where we have operations.

Our inability to achieve and maintain effective internal control over financial reporting could negatively impact our business, our results of operations and the market price of our ADSs.

SEC rules implementing Section 404 of the Sarbanes-Oxley Act of 2002 require us to include in our Annual Reports on Form 20-F a report by our management on our internal control over financial reporting that contains our management’s assessment of the effectiveness of our internal control over financial reporting. In addition, beginning in 2007 our independent registered public accounting firm must attest to and report on the operating effectiveness of our internal controls. We expect to incur additional costs and use significant management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements associated with our public company reporting requirements.

Our management could potentially conclude that our internal controls over financial reporting are not effective. Even if our management concludes that our internal controls are effective, our independent registered public accounting firm may disagree with management’s assessment. Alternatively, our independent registered public accounting firm may decline to attest to the operating effectiveness of our internal controls or may issue an adverse opinion if its interpretation of the requirements differs from our interpretation or it is otherwise dissatisfied with our internal control over financial reporting or the level at which our internal control over financial reporting is documented, designed, operated or reviewed. Any of these possible scenarios could cause investors to lose confidence in the reliability of our consolidated financial statements, which could result in a decline in the market price of our ADSs. Moreover, if we fail to maintain acceptable internal control over financial reporting, fail to implement required new or improved controls, or experience difficulties in their implementation, our business and operating results could suffer, we could fail to meet our reporting obligations, and the market price of ADSs could decline as a result.

Our stock price has been, and may continue to be, volatile, which could result in investors losing all or part of their investments.

The market price of our ADSs has fluctuated significantly in the past and may continue to fluctuate in the future. We believe that such fluctuations will continue as a result of many factors, including future announcements concerning us, our competitors or the semiconductor industry in general or principal customers regarding financial results or expectations, technological innovations, industry supply dynamics, new product introductions, governmental regulations, the commencement or results of litigation or changes in earnings estimates by analysts. In addition, in recent years the stock market has experienced significant price and volume fluctuations and the market prices of the securities of high technology and semiconductor companies have been especially volatile, often for reasons outside the control of the particular companies. These fluctuations as well as general economic, political and market conditions may have an adverse affect on the market price of our ADSs.

We may make acquisitions that are dilutive to existing stockholders, result in unanticipated accounting charges or otherwise adversely affect our results of operations, and result in difficulties in assimilating and integrating the operations, personnel, technologies, products and information systems of acquired companies or businesses.

We continually evaluate and explore strategic opportunities as they arise, including business combinations and capital investments. If we issue equity securities in connection with an acquisition, the issuance may be dilutive to our existing stockholders. Alternatively, acquisitions made entirely or partially for cash would reduce our cash reserves.

Acquisitions may require significant capital infusions, typically entail many risks and could result in difficulties in assimilating and integrating the operations, personnel, technologies, products and information systems of acquired companies. In order to realize the intended benefits of acquisitions, we will have to successfully integrate and retain key personnel. We may experience delays in the timing and successful integration of acquired technologies and product development through volume production, unanticipated costs and expenditures, changing relationships with customers, suppliers and strategic partners, or contractual, intellectual property or employment issues. In addition, key personnel of an acquired company may decide not to work for us. The acquisition of another company or its products and technologies may also result in our entering into a geographic or business market in which we have little or no prior experience. These challenges could disrupt our ongoing business, distract our management and employees, harm our reputation, subject us to an increased risk of intellectual property and other litigation and increase our expenses. These challenges are magnified as the size of the acquisition increases, and we cannot assure you that we will realize the intended benefits of any acquisition. Acquisitions may require large one-time charges and can result in increased debt or contingent liabilities, adverse tax consequences, substantial depreciation or deferred compensation charges, the amortization of identifiable purchased intangible assets or impairment of goodwill, any of which could have a material adverse effect on our business, financial condition or results of operations.

Mergers and acquisitions of high-technology companies are inherently risky and subject to many factors outside of our control, and no assurance can be given that our previous or future acquisitions will be successful and will not materially adversely affect our business, operating results, or financial condition. Failure to manage and successfully integrate acquisitions could materially harm our business and operating results. Even when an acquired company has already developed and marketed products, there can be no assurance that such products will be successful after the closing, will not cannibalize sales of our existing products, that product enhancements will be made in a timely fashion or that pre-acquisition due diligence will have identified all possible issues that might arise with respect to such company.

Political, Regulatory and Economic Risks

We face substantial political risks associated with doing business in Taiwan because of the tense political relationship between Taiwan and the People’s Republic of China.

While we also, through our acquisition of FCI, maintain substantive operations in Korea, our principal executive offices and a majority of our employees and a significant amount of our research and development and operations are based in Taiwan. In addition, two of our primary third party manufacturers, UMC and SMIC, are located in Taiwan and China, respectively. Accordingly, our business and results of operations and the market price of our ADSs may be affected by changes in Taiwan governmental policies, taxation, inflation or interest rates and by social instability and diplomatic and social developments in or affecting Taiwan that are outside of our control. Taiwan has a unique international political status. China does not recognize the sovereignty of Taiwan. Although there have been significant economic and cultural ties between the Taiwan and China in recent years, the political relations have often been strained. The government of China has indicated that it may use military force to gain control over Taiwan, particularly under what it considers as highly provocative circumstances, such as a declaration of independence by Taiwan or the refusal by Taiwan to accept China’s stated “one China” policy. On March 14, 2005, the National Peoples’ Congress of China passed what is widely referred to as the “anti-secession” law, a law authorizing the Chinese military to attack in order to block moves by Taiwan toward formal independence. Past developments in relations between Taiwan and China have on occasion depressed the market prices of the securities of Taiwanese companies. Relations between Taiwan and China and other factors affecting military, political or economic conditions in Taiwan could have a material adverse effect on our financial condition and results of operations, as well as the market price of our ADSs.

The relations between Taiwan and China and other factors affecting military, political or economic conditions in Taiwan could also have a material and adverse effect on the financial condition of two of our primary foundries that manufacture most of our semiconductors. One of the foundries, UMC, is located in Taiwan, and the other, SMIC, is located in China. Such relations between Taiwan and China and other factors could also have a material and adverse effect on the financial condition of SPIL and King Yuan Electronics Co., Ltd., two of our primary subcontractors for the assembly and testing of our products, which are also located in Taiwan. In addition, any expansion or development of our research and development team in China could be restricted or jeopardized, and our sales and marketing performance may be affected.

Our business depends on the support of the Taiwan government, and a decrease in this support may increase our tax liabilities and decrease our net income.

The Taiwan government has been very supportive of technology companies such as ours. In particular, we, like many Taiwanese technology companies, have benefited from tax incentives provided by the Taiwan government. For example, under the Statute for Upgrading Industries of Taiwan, we are granted tax credits by the Taiwan Ministry of Finance at rates set at certain percentages of the amounts utilized in qualifying research and development costs and in qualifying employee training expenses. If such tax credits cannot be utilized in the fiscal year in which the relevant costs or expenses were incurred, they may be carried forward for up to the next four years. In addition, Taiwan law offers preferential tax treatments to industries that are encouraged by the Taiwan government. These preferential tax treatments include 5-year tax exemptions for income attributable to expanded production capacity or newly developed technologies funded in whole or in part by proceeds from initial capital investments made by our shareholders, or subsequent capital increases, or capitalization of our retained earnings. Such tax exemptions may be available either to the shareholders of a company, or, if the shareholders so determine, to the company itself. SMI Taiwan has filed three applications for such tax exemptions as SMI Taiwan had used the proceeds of the new share offerings received in 2002, 2003 and 2004 to fund eligible research and development projects. In the first quarter of 2005, SMI Taiwan received certain requisite consents or approvals for tax exemptions. See “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” for a more detailed description of our ability to enjoy these preferential tax treatments. If any of our tax credits or our ability to take advantage of these preferential tax treatments are curtailed or eliminated, our net income may decrease materially.

If we are unable to satisfy the conditions set by the Investment Commission of the Taiwan Ministry of Economic Affairs, or the IC, the effectiveness of the share exchange leading to the establishment of our current corporate structure could be challenged by the ROC government authorities.

Our current corporate structure is established as a result of a share exchange between us and the shareholders of SMI Taiwan. Approval from the IC was sought and successfully granted for the share exchange. However the IC granted the approval on condition that SMI Taiwan must firstly, apply for at least five patents in each of 2005, 2006 and 2007, secondly, employ between 15 to 20 research and development engineers in each of 2005, 2006 and 2007, and finally, maintain research and development expenditures in the amount of at least NT$100 million (US$3.0 million) in each of 2005, 2006 and 2007. We are required to submit to the IC SMI Taiwan’s annual financial statements audited by a certified public accountant and other relevant supporting documents in connection with the implementation of those three conditions within four months after the end of each of 2005, 2006 and 2007. To the extent that we are unable to satisfy any of those three conditions, the IC may revoke our rights of repatriation of profits to be distributed by SMI Taiwan or rescind its approval of the share exchange. This would have an adverse effect on our corporate structure and consequently, materially and adversely affect our ability to conduct our business.

Risks Associated with Our Securities

As a foreign private issuer, we have limited reporting requirements.

As a foreign private issuer, we are exempt from certain rules and regulations of the Securities Exchange Act of 1934, including those prescribing the furnishing and content of proxy statements. Also, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements as frequently, as promptly or containing the same information as U.S. companies. As a result, the frequency and scope of information made publicly available may not be equivalent to that of a domestic U.S. issuer.

Future sales of our ADSs could cause the market price for our ADSs to decline significantly.

As the selling shareholders named in this prospectus are not subject to any lockup with respect to the shares they acquired in our acquisition of FCI, the securities that are the subject of this prospectus will generally be freely tradeable without restriction once the registration statement relating to such securities becomes effective. Sales of substantial amounts of our ADSs in the public market pursuant to this offering could cause the market price of our ADSs to fall, and could make it more difficult for us to raise capital through public offerings or other sales of our securities in the future. In addition, the public perception that these sales might occur could have the same undesirable effects.

You may not be able to exercise your right to vote your ordinary shares.

As a holder of ADSs, you may instruct the depositary of our ADSs to vote the ordinary shares underlying your ADSs but only if we ask the depositary to ask for your instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the ordinary shares deposited with the depositary. However, you may not know about an upcoming shareholders’ meeting sufficiently in advance to withdraw the ordinary shares. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if the ordinary shares underlying your ADSs are not voted as you requested.

You may not receive distributions on ordinary shares or any value for them if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive the distribution we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may have a material and adverse effect on the value of your ADSs.

You may be subject to limitations on transfer of your ADSs.

Your ADSs represented by the ADRs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think that it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Our subsidiaries face limitations on paying dividends to us.

We are a holding company and do not have any assets or conduct any business operations other than holding the equity interest in SMI Taiwan. As a result, we rely on dividends paid to us by SMI Taiwan. If SMI Taiwan incurs debts on its own behalf in the future, the instruments governing the debts may restrict its ability to pay dividends or make other distributions to us, which in turn would limit our ability to pay dividends on our ordinary shares. In addition, SMI Taiwan is also required by its articles of incorporation to set aside, among others, 10% of the amount of annual net income after deducting taxes and prior years’ deficits as reserve funds that are not distributable as dividends. See “Dividend Policy.”

You may have fewer rights, and may not, as a result, have the same level of protection for your interests as an ADS holder as you would if you were a shareholder of a United States company.

We are a Cayman Islands company and substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals or residents of jurisdictions other than the United States and major or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or officers, or enforce judgments obtained in courts in the United States or the Cayman Islands against our directors or officers.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

The Cayman Islands courts are also unlikely to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws or to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital — Differences in Corporate Law.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance, our ability to continue to control our costs and maintain the quality of our products, the expected growth of and change in the semiconductor and multimedia consumer electronics industries worldwide, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” or the negative of these terms or other comparable terminology. A variety of factors, some of which are outside of our control, may cause our operating results to fluctuate significantly. They include:

•	unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis;

•	the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers;

•	general economic conditions or conditions in the semiconductor or multimedia consumer electronics market;

•	our ability to successfully integrate our acquisition of FCI;

•	decreases in the overall average selling prices of our products;

•	changes in the relative sales mix of our products;

•	changes in our cost of finished goods;

•	the availability, pricing and timeliness of delivery of other components and raw materials used in our customers’ products;

•	our customers’ sales outlook, purchasing patterns and inventory adjustments based on consumer demands and general economic conditions;

•	our ability to successfully develop, introduce and sell new or enhanced products in a timely manner; and

•	the timing of new product announcements or introductions by us or by our competitors.

One or more of these factors could materially and adversely affect our operating results and financial condition in future periods. We cannot assure you that we will attain any estimates or maintain profitability or that the assumptions on which they are based are reliable.

Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus. All forward-looking statements contained in this prospectus are qualified by reference to this cautionary statement.

OFFER STATISTICS AND EXPECTED TIMETABLE

The selling shareholders identified in this prospectus may sell from time to time up to 6,306,018 ordinary shares represented by 1,576,505 ADSs. We have agreed with the selling shareholders to keep the registration statement of which this prospectus is a part effective until the earlier of (1) such time as all of the ADSs covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) April 30, 2009, a date which may be extended under certain circumstances.

USE OF PROCEEDS

The proceeds from the sale of our ordinary shares or ADSs being offered by the selling shareholders pursuant to this prospectus and any prospectus supplement, if applicable, net of any broker’s fee or commissions, will belong to the selling shareholders. Accordingly, we will not receive any of the proceeds from the sale of these ADSs.

DIVIDEND POLICY

Our ability to pay cash or stock dividends will depend upon the amount of distributions, if any, received by us from our subsidiaries, which must comply with the laws and regulations of their respective countries and articles of association in declaring and paying dividends to us. We do not intend to pay any dividends in 2007. Under the applicable requirements of the Taiwan Company Law and the articles of incorporation of our Taiwan subsidiary, our Taiwan subsidiary may only distribute dividends after allowances have been made for:

•	payment of taxes;

•	recovery of prior years’ deficits, if any;

•	legal reserve, being 10% of annual net income after having deducted the above items;

•	special reserve based on relevant laws or regulations, or retained earnings, being 10% of annual net income after having deducted the above items, if necessary;

•

cash or stock bonus to employees, being 0.01% of annual net income after having deducted the above items, based on a resolution of the board of directors. If stock bonuses are paid to employees, the bonus may also be appropriated to employees of subsidiaries under the board of directors’ approval.

Furthermore, if our Taiwan subsidiary does not record any net income for any year as determined in accordance with generally accepted accounting principles in Taiwan, it generally may not distribute dividends for that year.

Any future cash dividends on the outstanding shares would be declared by and subject to the discretion of our board of directors and must be approved at our annual general meeting of shareholders.

Holders of ADSs would be entitled to receive dividends, if any, subject to the terms of the deposit agreement, to the same extent as holders of ordinary shares, less the fees and expenses payable under the deposit agreement, and after deduction of any applicable taxes.

MARKET AND SHARE PRICE INFORMATION

Our ADSs, each representing four of our ordinary shares, have been listed on Nasdaq since June 30, 2005. Our ADSs trade under the symbol “SIMO.” The Nasdaq Global Select Market is the principal trading market for our ADSs, which are not listed on any other exchanges in or outside the United States. The high and low sales prices of our ADSs on Nasdaq since listing are as follows:

	Price per ADS (US$)
	High	Low
Annual:
2005 (beginning June 30, 2005)	16.32	8.75
2006	18.22	11.03
2007	29.00	15.60

	High	Low
Quarterly:
Third Quarter, 2005	16.32	8.75
Fourth Quarter, 2005	16.10	11.50
First Quarter, 2006	17.45	11.03
Second Quarter, 2006	15.86	11.50
Third Quarter, 2006	17.10	12.11
Fourth Quarter, 2006	18.22	14.41
First Quarter, 2007	27.28	15.60
Second Quarter, 2007	26.85	19.92
Third Quarter, 2007	29.00	16.60

	High	Low
Monthly
January 2007	19.19	15.60
February 2007	22.80	18.34
March 2007	27.28	19.45
April 2007	26.85	20.26
May 2007	24.48	19.92
June 2007	26.38	22.02
July 2007	29.00	18.25
August 2007	21.33	16.60
September 2007	23.85	21.00

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2007. Because we will not be receiving proceeds in this offering, our capitalization table is not adjusted to reflect the offering. This table should be read in conjunction with our financial statements, which are incorporated by reference in this prospectus.

	As of June 30, 2007
	NT$	US$ (1)
	(in thousands)
	(unaudited)
Long-term debt, non-current portion	36,294	1,106

Shareholders’ Equity:
Ordinary shares, US$0.01 par value per share; 500,000,000 shares authorized; 131,230,690 shares issued and outstanding at June 30, 2007	41,495	1,264
Additional paid-in capital	5,000,793	152,324
Accumulated other comprehensive income	1,547,336	47,133
Retained earnings	80,705	2,458

Total Shareholders Equity	6,670,329	203,179

Total Capitalization (2)	6,706,623	204,285

(1)	For convenience only, U.S. dollar amounts have been translated from New Taiwan dollars using an average exchange rate of NT$32.83 to US$1 and KRW922.6 to US$1, the U.S. Federal Reserve Bank of New York noon buying rate in effect on June 30, 2007.

(2)	Total capitalization equals the non-current portion of long-term debt and total shareholders’ equity. Total capitalization excludes short-term loan and the current portion of long-term loan because the above capitalization table is intended to show the amounts and types of long-term financing being used by us.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company and our affairs are governed by our amended and restated memorandum and articles of association and the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, or the Companies Law. An exempted company under Cayman Islands law is a company that conducts its business outside the Cayman Islands, is exempted from certain requirements of the Companies Law, including a filing of an annual return of its shareholders with the Registrar of Companies, does not have to make its register of shareholders open to inspection and may obtain an undertaking against the imposition of certain future taxes.

The following are summaries of material provisions of our amended and restated articles of association, which were adopted by special resolution of our members passed on April 22, 2005, and the Companies Law insofar as they relate to the material terms of our ordinary shares. You should read the form of our amended and restated memorandum and articles of association, which is filed with the SEC.

Under our amended and restated memorandum of association, the objects for which we are established are unrestricted including (a) acting as a holding company; and (b) investing in securities.

The holders of ADSs will not be treated as our shareholders and will be required to surrender their ADSs for cancellation and withdrawal from the depositary facility in which the ordinary shares are held in order to exercise shareholders’ rights in respect of the ordinary shares. The depositary will agree, so far as it is practical, to vote or cause to be voted the amount of ordinary shares represented by ADSs in accordance with the non-discretionary written instructions of the holder of such ADSs.

Meetings

Subject to regulatory requirements, an annual general meeting and any extraordinary general meeting will be called by not less than ten days’ notice in writing. Notice of every general meeting will be given to all of our shareholders other than those that, under the provisions of our amended and restated memorandum and articles of association or the terms of issue of the ordinary shares they hold, are not entitled to receive such notices from us, as well as to our principal external auditors.

Notwithstanding that a meeting is called by shorter notice than that mentioned above, but subject to applicable regulatory requirements, it will be deemed to have been duly called, if it is so agreed (a) in the case of a meeting called as an annual general meeting by all of our shareholders entitled to attend and vote at the meeting; or (b) in the case of any other meeting, by a majority in number of our shareholders having a right to attend and vote at the meeting, being a majority together holding not less than 95 percent in nominal value of the issued shares giving that right.

No business other than the appointment of a chairman may be transacted at any general meeting unless a quorum is present at the commencement of business. The absence of a quorum will not preclude the appointment of a chairman. If present, the chairman of our board of directors will be the chairman presiding at any shareholders meetings.

Two of our members present in-person or by proxy representing not less than one third of our outstanding shares will constitute a quorum.

A corporation being a shareholder is deemed for the purpose of our amended and restated articles of association to be present in-person if represented by its duly authorized representative being the person appointed by resolution of the directors or other governing body of such corporation to act as its representative at the relevant general meeting or at any relevant general meeting of any class of our shareholders. Such duly authorized representative is entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

The quorum for a separate general meeting of the holders of a separate class of shares is described below.

Voting Rights Attaching to the Shares

Subject to any special rights or restrictions as to voting for the time being attached to any shares, at any general meeting on a show of hands every shareholder who is present in-person or by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative has one vote, and on a poll every shareholder present in-person or by proxy or, in the case of a shareholder being a corporation, by its duly appointed representative, has one vote for each fully-paid share which such shareholder is the holder.

No shareholder is entitled to vote or be reckoned in a quorum, in respect of any share, unless such shareholder is registered as our shareholder at the applicable record date for that meeting and all calls or installments due by such shareholder to us have been paid.

If a recognized clearing house, or its nominee(s), is our shareholder, it may authorize such person or persons as it thinks fit to act as its representative(s) at any meeting or at any meeting of any class of shareholders provided that, if more than one person is so authorized, the authorization will specify the number and class of shares in respect of which each such person is so authorized. A person properly authorized by such clearing house is entitled to exercise the same powers on behalf of the recognized clearing house, or its nominee(s), as if such person was the registered holder of our shares held by that clearing house, or its nominee(s), including the right to vote individually on a show of hands.

While there is nothing under the laws of the Cayman Islands which specifically prohibits or restricts the creation of cumulative voting rights for the election of directors of the company, unlike the requirement under Delaware law that cumulative voting for the election of directors is permitted only if expressly authorized in the certificate of incorporation, it is not a concept that is accepted as a common practice in the Cayman Islands, and there are no provisions in our amended and restated memorandum and articles of association that allow cumulative voting for such elections.

Protection of Minority Shareholders

The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one fifth of our shares in issue, appoint an inspector to examine our affairs and report thereon in a manner as the Grand Court directs.

Any shareholder may petition the Grand Court of the Cayman Islands which may make a winding up order, if the court is of the opinion that it is just and equitable that we should be wound up.

Claims against us by our shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by our amended and restated memorandum and articles of association.

The Cayman Islands courts ordinarily would be expected to follow English case law precedents which permit a minority shareholder to commence a representative action against, or derivative actions in our name to challenge (a) an act which exceeds the corporate power and authority of our company or is illegal, (b) an act which constitutes a fraud against the minority and the wrongdoers are themselves in control of us, and (c) an irregularity in the passing of a resolution which requires a qualified (or special) majority.

Pre-emption Rights

There are no pre-emption rights applicable to the issue of new shares under either Cayman Islands law or our amended and restated memorandum and articles of association.

Liquidation Rights

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares (i) if we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess will be distributed among those shareholders in proportion to the amount paid up at the commencement of the winding up on the shares held by them, respectively, and (ii) if we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the paid-up capital, those assets will be distributed so that, as nearly as may be, the losses will be borne by the shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them, respectively. If we are wound up, the liquidator may with the sanction of our special resolution and any other sanction required by the Companies Law, divide among our shareholders in specie or kind the whole or any part of our assets (whether they consist of property of the same kind or not) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division will be carried out as between the shareholders or different classes of shareholders. The liquidator may also vest the whole or any part of these assets in trustees upon such trusts for the benefit of the shareholders as the liquidator thinks fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.

Modification of Rights

Except with respect to share capital, as described below, alterations to our amended and restated memorandum and articles of association may only be made by special resolution of no less than two-thirds of votes cast at a meeting of the shareholders.

Subject to the Companies Law of the Cayman Islands, all or any of the special rights attached to shares of any class, unless otherwise provided for by the terms of issue of the shares of that class, may be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The provisions of our amended and restated articles of association relating to general meetings will apply likewise to every such separate general meeting, but so that the quorum for the purposes of any such separate general meeting or at its adjourned meeting will be a person or persons together holding, or represented by proxy, on the date of the relevant meeting not less than one-third in nominal value of the issued shares of that class, every holder of shares of the class will be entitled on a poll to one vote for every such share held by such holder and that any holder of shares of that class present in-person or by proxy may demand a poll.

The special rights conferred upon the holders of any class of shares will not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking equally therewith.

Alteration of Capital

We may from time to time by ordinary resolution:

•	increase our capital by such sum, to be divided into shares of such amounts, as the resolution prescribes;

•	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

•

cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of our share capital by the amount of the shares so cancelled subject to the provisions of the Companies Law;

•

sub-divide our shares or any of them into shares of smaller amount than is fixed by our amended and restated memorandum of association, subject nevertheless to the Companies Law, and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the share resulting from such subdivision, one or more of the shares may have any such preferred or other special rights, over, or may have such deferred rights or be subject to any such restrictions as compared with the others as we have power to attach to unissued or new shares; and

•

divide shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares, attach to the shares respectively as preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination in general meeting may be determined by our directors.

We may, by special resolution, subject to any confirmation or consent required by the Companies Law, reduce our share capital or any capital redemption reserve in any manner authorized by law.

Transfer of Shares

Subject to any applicable restrictions set forth in our amended and restated articles of association, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in any other form which our directors may approve.

Our directors may decline to register any transfer of any share which is not paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless:

•	we receive a fee for such transfer, which shall be determined by our board of directors, but may not exceed the maximum fee allowed by Nasdaq;

•

the instrument of transfer is lodged with us accompanied by the certificate for the shares to which it relates and such other evidence as our directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of share;

•	the instrument of transfer is properly stamped in circumstances where stamping is required; and

•	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four.

Our board of directors may refuse to register a transfer or other disposition of any share if it determines that such transfer or disposition cannot be made in the absence of an effective registration statement under the Securities Act of 1933, as amended, or unless an opinion of counsel satisfactory to the directors that such registration is not required has been received.

If our directors refuse to register a transfer, they will, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our directors may from time to time determine; provided, however, that the registration of transfers will not be suspended nor the register closed for more than 30 days in any year as our directors may determine.

Share Repurchase

We are empowered by the Companies Law and our amended and restated memorandum and articles of association to purchase our own shares, subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the Companies Law, our amended and restated memorandum and articles of association and to any applicable requirements imposed from time to time by the SEC, the Nasdaq National Market, or by any recognized stock exchange on which our securities are listed.

Dividends

Subject to the Companies Law, our directors or our shareholders in a general meeting may declare dividends in any currency to be paid to our shareholders but no dividends will exceed the amount recommended by our directors. Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our directors determine is no longer necessary. Our board of directors may also declare and pay dividends out of the share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law.

Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provides (a) all dividends will be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls will be treated for this purpose as paid up on that share, and (b) all dividends will be apportioned and paid pro rata according to the amounts paid upon the shares during any portion or portions of the period in respect of which the dividend is paid.

Our directors may also pay any dividend that is payable on any shares semi-annually or on any other dates, whenever our financial position, in the opinion of our directors, justifies such payment.

Our directors may deduct from any dividend or bonus payable to any shareholder all sums of money (if any) presently payable by such shareholder to us on account of calls, installments or otherwise.

No dividend or other moneys payable by us on or in respect of any share will bear interest against us.

In respect of any dividend proposed to be paid or declared on our share capital, our directors may resolve and direct that (a) such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that our members entitled thereto will be entitled to elect to receive such dividend, or part thereof if our shareholders so determine, in cash in lieu of such allotment, or (b) the shareholders entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as our directors may think fit. We may also, upon the recommendation of the board of directors, resolve in respect of any particular dividend that, notwithstanding the foregoing, it may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right of shareholders to elect to receive such dividend in cash in lieu of such allotment.

Any dividend interest or other sum payable in cash to the holder of shares may be paid by check or warrant sent by mail addressed to the holder at his registered address, or addressed to such person and at such addresses as the holder may direct. Every check or warrant will, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register in respect of such shares, and will be sent at his or their risk and payment of the check or warrant by the bank on which it is drawn will constitute a good discharge to us.

All dividends unclaimed for one year after having been declared may be invested or otherwise made use of by our board of directors for the benefit of our company until claimed. Any dividend unclaimed after a period of six years from the date of declaration of such dividend may be forfeited by our board of directors and, if so forfeited, will revert to us.

Whenever our directors or our shareholders in general meeting have resolved that a dividend be paid or declared, our directors may further resolve that such dividend be satisfied by direct payment or satisfaction wholly or in part by the distribution of specific assets of any kind, and in particular of paid up shares, debentures or warrants to subscribe for our securities or securities of any other company. Where any difficulty arises with regard to such distribution, our directors may settle it as they think expedient. In particular, our directors may issue fractional certificates, ignore fractions altogether or round the same up or down or fix the value for distribution purposes of any such specific assets and may determine that cash payments will be made to any of our shareholders upon the footing of the value so fixed in order to adjust the rights of the parties and may vest any such specific assets in trustees as may seem expedient to our directors and appoint any person to sign any requisite instruments of transfer and other documents on behalf of the persons entitled to the dividend, and such appointments are effective and binding on our shareholders.

Untraceable Shareholders

We are entitled to sell all ordinary shares of a shareholder who is untraceable, provided that:

•

all checks or warrants, not being less than three in number, for any sums payable in cash to the holder of such ordinary shares have remained uncashed for a period of 12 years prior to the publication of the advertisement and during the three-month period referred to below;

•	we have not during that time received any indication of the whereabouts or existence of the shareholder or person entitled to such ordinary shares by death, bankruptcy or operation of law; and

•

we have caused an advertisement to be published in newspapers in the manner stipulated by our amended and restated memorandum and articles of association, giving notice of our intention to sell ordinary shares, and a period of three months has elapsed since such advertisement and the Nasdaq National Market has been notified of such intention.

The net proceeds of any such sale will belong to us, and when we receive these net proceeds we will become indebted to the former shareholder for an amount equal to such net proceeds.

Differences in Corporate Law

The Companies Law is modeled after similar laws in the United Kingdom but does not follow recent changes in United Kingdom laws. In addition, the Companies Law differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States, such as in the State of Delaware.

Duties of Directors

Under Cayman Islands law, at common law, members of a board of directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty has four essential elements:

•	a duty to act in good faith in the best interests of the company;

•	a duty not to personally profit from opportunities that arise from the office of director;

•	a duty to avoid conflicts of interest; and

•	a duty to exercise powers for the purpose for which such powers were intended.

In general, the Companies Law imposes various duties on officers of a company with respect to certain matters of management and administration of the company. The Companies Law contains provisions, which impose default fines on persons who fail to satisfy those requirements. However, in many circumstances, an individual is only liable if he knowingly is guilty of the default or knowingly and wilfully authorizes or permits the default.

In comparison, under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its stockholders. The duty of care requires that directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of the corporation’s employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably believes to be in the best interests of the stockholders.

Under Delaware law, a party challenging the propriety of a decision of a board of directors bears the burden of rebutting the applicability of the presumptions afforded to directors by the “business judgment rule.” If the presumption is not rebutted, the business judgment rule protects the directors and their decisions, and their business judgments will not be second guessed. Where, however, the presumption is rebutted, the directors bear the burden of demonstrating the entire fairness of the relevant transaction. Notwithstanding the foregoing, Delaware courts subject directors’ conduct to enhanced scrutiny in respect of defensive actions taken in response to a threat to corporate control and approval of a transaction resulting in a sale of control of the corporation.

Interested Directors

There are no provisions under Cayman Islands law that requires a director who is interested in a transaction entered into by a Cayman company to disclose his interest nor will render such director liable to such company for any profit realized pursuant to such transaction.

In comparison, under Delaware law, such a transaction would not be voidable if (a) the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than a quorum, (b) such material facts are disclosed or are known to the stockholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the stockholders, or (c) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified. Under Delaware law, a director could be held liable for any transaction in which such director derived an improper personal benefit.

Voting Rights and Quorum Requirements

Under Cayman Islands law, the voting rights of shareholders are regulated by the company’s articles of association and, in certain circumstances, the Companies Law. The articles of association will govern matters such as quorum for the transaction of business, rights of shares, and majority votes required to approve any action or resolution at a meeting of the shareholders or board of directors. Under Cayman Islands law, certain matters must be approved by a special resolution which is defined as two-thirds of the votes cast by shareholders present at a meeting and entitled to vote; otherwise, unless the articles of association otherwise provide, the majority is usually a simple majority of votes cast.

In comparison, under Delaware law, unless otherwise provided in the corporation’s certificate of incorporation, each stockholder is entitled to one vote for each share of stock held by the stockholder. Unless otherwise provided in the corporation’s certificate of incorporation or bylaws, a majority of the shares entitled to vote, present in person or represented by proxy, constitutes a quorum at a meeting of stockholders. In matters other than the election of directors, with the exception of special voting requirements related to extraordinary transactions, the affirmative vote of a majority of shares present in person or represented by proxy at the meeting and entitled to vote is required for stockholder action, and the affirmative vote of a plurality of shares is required for the election of directors.

Mergers and Similar Arrangements

Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in-person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	the company is not proposing to act illegally or ultra vires and the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is one that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on the minority.”

When a takeover offer is made and accepted by holders of 90% of the shares within four months, the offerer may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

Cayman Islands law does not require that shareholders approve sales of all or substantially all of a company’s assets as is commonly adopted by U.S. corporations.

If the arrangement and reconstruction are thus approved, any dissenting shareholders would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of U.S. corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholder Suits

We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of its authority, could be effected duly if authorized by more than a simple majority vote which has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Class actions and derivative actions generally are available to stockholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

Corporate Governance

Cayman Islands laws do not restrict transactions with directors, requiring only that directors exercise a duty of care and owe a fiduciary duty to the companies for which they serve. Under our amended and restated memorandum and articles of association, subject to any separate requirement for audit committee approval under the applicable rules of The Nasdaq Stock Market, Inc. or unless disqualified by the chairman of the relevant board meeting, so long as a director discloses the nature of his interest in any contract or arrangement which he is interested in, such a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such meeting.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

Inspection of Corporate Records

Shareholders of a Cayman Islands company have no general right under Cayman Islands law to inspect or obtain copies of a list of shareholders or other corporate records of the company. However, these rights may be provided in the articles of association.

In comparison, under Delaware law, stockholders of a Delaware corporation have the right during normal business hours to inspect for any proper purpose, and to obtain copies of list(s) of stockholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.

Shareholder Proposals

The Companies Law does not provide shareholders any right to bring business before a meeting or requisition a general meeting. However, these rights may be provided in the articles of association.

Unless provided in the corporation’s certificate of incorporation or bylaws, Delaware law does not include a provision restricting the manner in which stockholders may bring business before a meeting.

Approval of Corporate Matters by Written Consent

The Companies Law allows a special resolution to be passed in writing if signed by all the shareholders and authorized by the articles of association.

In comparison, Delaware law permits stockholders to take action by written consent signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of stockholders.

Calling of Special Shareholders Meetings

The Companies Law does not have provisions governing the proceedings of shareholders meetings which are usually provided in the articles of association.

In comparison, Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bylaws to call a special meeting of stockholders.

Staggered Board of Directors

The Companies Law does not contain statutory provisions that require staggered board arrangements for a Cayman Islands company. Such provisions, however, may validly be provided for in the articles of association.

In comparison, Delaware law permits corporations to have a staggered board of directors.

Issuance of Preferred Shares

Both the Companies Law and Delaware law allow shares to be issued with preferred, deferred or other special rights, whether in regard to dividend, voting, return of share capital or otherwise. The constitutional documents of a Cayman Islands company or a Delaware corporation may contain provisions in respect of the authorization required for the creation and issue of different classes of preferred shares.

Anti-takeover Provisions

Neither Cayman Islands nor Delaware law prevents companies from adopting a wide range of defensive measures, such as staggered boards, blank check preferred, removal of directors only for cause and provisions that restrict the rights of shareholders to call meetings, act by written consent and submit shareholder proposals.

Board of Directors

We are managed by our board of directors. Our amended and restated memorandum and articles of association provide that the number of our directors will be fixed from time to time exclusively pursuant to a resolution adopted by our shareholders at a general meeting, but must consist of not less than two directors. Our board of directors currently consists of seven directors. Our directors may be removed by way of an ordinary resolution of our shareholders. Any vacancy on our board of directors or additions to the existing board of directors can be filled by ordinary resolutions of our shareholders or by the affirmative vote of a majority of the remaining directors.

Our directors are not required to hold any of our shares to be qualified to serve on our board of directors.

Meetings of our board of directors may be convened at any time by the secretary on request of a director or by any director.

A meeting of our board of directors is competent to make lawful and binding decisions if a simple majority of our board of directors are present or represented. At any meeting of our directors, each director, be it by his presence or by his alternate, is entitled to one vote.

Questions arising at a meeting of our board of directors are required to be decided by simple majority votes of the members of our board of directors present or represented at the meeting. In the case of a tie vote, the chairman of the meeting has a second or deciding vote. Our board of directors may also pass resolutions without a meeting by unanimous written consent.

Indemnification

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association provide for the indemnification of our directors, secretary and other officers against all losses or liabilities incurred or sustained by him or her as a director, secretary or other officer of our company in defending any proceedings, whether civil or criminal, in which judgment is given in his or her favor, or in which he or she is acquitted provided that this indemnity shall not extend to any matter in respect of any fraud, dishonesty, willful misconduct or bad faith which may attach to any of said persons.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, our amended and restated memorandum and articles of association allow our shareholders and the public to inspect our register of shareholders, which will be available for inspection at our principal executive office at 8F-1, No. 36, Taiyuan St., Jhubei City, Hsinchu County 302, Taiwan. In addition, we will provide our shareholders with annual audited consolidated financial statements.

See “Where You Can Find More Information.”

SELLING SHAREHOLDERS

This prospectus covers the offers and sales of up to 6,306,018 ordinary shares represented by ADSs held by the selling shareholders named below that were acquired in connection with our acquisition of FCI. The following table sets forth information about the selling shareholders and their beneficial ownership of our ordinary shares as of July 31, 2007. The information is based on information provided by or on behalf of the selling shareholders. The table assumes that all securities being offered by the selling shareholder pursuant to this prospectus are ultimately sold in the offering.

Other than as set forth below, the selling shareholders do not hold any other position or office and have not had any other material relationship with us, or any of our predecessors or affiliates, during the past three years.

The selling shareholders may sell all, some or none of the ordinary shares represented by ADSs by this prospectus. In addition, the selling shareholders identified below may have sold, transferred or otherwise disposed of all or a portion of their securities in transactions exempt from the registration requirements of the Securities Act of 1933, or Securities Act, since the date on which they provided the information regarding their equity ownership. In certain cases, where such selling shareholders have provided us with such information, it is reflected in the table below.

The selling shareholders are as follows:

	Ordinary Shares Beneficially Owned Prior to this Offering(1)		Ordinary Shares Offered By this Prospectus	Ordinary Shares Beneficially Owned After this Offering
	Number	Percentage		Number	Percentage
Kwang Jun Yun	1,540,727	1.12	1,540,727	—	—
POSTECH Venture Capital Corporation (2)	547,700	*	547,700	—	—
Hansol Development Co., Ltd. (3)	331,139	*	331,139	—	—
KB Investment Co., Ltd.(4)	268,166	*	268,166	—	—
Hoseo Cultural Contents Fund No. 1 (5)	197,271	*	197,271	—	—
KTB03-11 Securitization Cooperative (6)	443,858	*	443,858	—	—
Mi Kyung Cho	178,905	*	178,905	—	—
Sam Jong Kim	154,118	*	154,118	—	—
Ji Hwan Kim	142,800	*	142,800	—	—
Chungnam Venture Capital Fund No. 3 (7)	138,978	*	138,978	—	—
Eun Jeong Kim	120,154	*	120,154	—	—
Hyun Jin Choi	102,741	*	102,741	—	—
MIC2001-5 KTAC Investment Cooperative No. 4 (8)	88,063	*	88,063	—	—
Jong Ryul Lee	80,142	*	80,142	—	—
Myung Woon Hwang	73,977	*	73,977	—	—
Dae Woo Cha	73,977	*	73,977	—	—
Nam Sung Kim	61,808	*	61,808	—	—
Hyuk Sung Choi	61,647	*	61,647	—	—
SeungYub Yoo	61,647	*	61,647	—	—
Seung Ho Paik	58,565	*	58,565	—	—
Byung Kil Kang	55,483	*	55,483	—	—
Kyu Hyun Lim	55,483	*	55,483	—	—
In-Soo Kim	44,694	*	44,694	—	—

	Ordinary Shares Beneficially Owned Prior to this Offering(1)		Ordinary Shares Offered By this Prospectus	Ordinary Shares Beneficially Owned After this Offering
	Number	Percentage		Number	Percentage
Ki Chun Han	43,153	*	43,153	—	—
Ji Eun Kang	41,094	*	41,094	—	—
Sang Shik Chang	36,988	*	36,988	—	—
Yong Moon Kang	30,824	*	30,824	—	—
Jae Sook Jung	30,824	*	30,824	—	—
Jin Mi Park	30,824	*	30,824	—	—
Seon Ku Kim	28,950	*	28,950	—	—
Min Keon Kim	28,937	*	28,937	—	—
Chul Soon Park	28,925	*	28,925	—	—
Young Kim	28,453	*	28,453	—	—
Do Yeon Kim	27,741	*	27,741	—	—
Seon Rok Seo	27,593	*	27,593	—	—
Jae Cheol Yoo	26,714	*	26,714	—	—
Seong Jong Ahn	26,607	*	26,607	—	—
Sungnam Dasan Venture Investment Cooperative (9)	493,174	*	493,174	—	—
KIF-IMM IT Specialized Investment Cooperative (10)	246,587	*	246,587	—	—
Tube Core Technology Investment Cooperative (11)	246,587	*	246,587	—	—

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In general, a person who has voting power or dispositive power with respect to securities and a person who owns options and warrants exercisable within 60 days is treated as a beneficial owner of those securities. Four ordinary shares are equivalent to one of our ADSs.

(2)	Jun Yong Lee has the authority to exercise voting and investment control of these shares.

(3)	Kun Moo Kim has the authority to exercise voting and investment control of these shares.

(4)	Nam Sik Yang has the authority to exercise voting and investment control of these shares.

(5)	Seoung Jae Shim has the authority to exercise voting and investment control of these shares.

(6)	Han Sub Kim has the authority to exercise voting and investment control of these shares.

(7)	Seoung Jae Shim has the authority to exercise voting and investment control of these shares.

(8)	Jung Kyu Yang has the authority to exercise voting and investment control of these shares.

(9)	Sung Chul Kwon has the authority to exercise voting and investment control of these shares.

(10)	Ji Hoon Kim has the authority to exercise voting and investment control of these shares.

(11)	Hyung Dal Kim has the authority to exercise voting and investment control of these shares.

PLAN OF DISTRIBUTION

The selling shareholders and any of their pledges, assignees, transferees, distributees and successors-in-interest may, from time to time, sell any or all of their ordinary shares represented by ADSs on any stock exchange, market or trading facility on which the shares are traded or in private transactions. For purposes of this prospectus, these pledges, assignees, transferees, distributees and successors-in-interest are considered selling shareholders. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	an underwritten public offering;

•	broker-dealers may agree with the selling shareholder to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling shareholders may also sell shares under Rule 144 or Rule 144(k) under the Securities Act, if available, rather than under this prospectus.

The selling shareholders may also engage in short sales against the box, puts and calls and other transactions in securities of Silicon Motion or derivatives of Silicon Motion securities and may sell or deliver shares in connection with the trades. The selling shareholders may pledge their shares to their respective brokers under the margin provisions of customer agreements. If the selling shareholders default on a margin loan, the brokers may, from time to time, offer and sell the pledged shares.

Broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling shareholder and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

EXPENSES

We are required to pay all fees and expenses in connection with the sale of the securities being registered, including the registration fees. Selling shareholders will pay any underwriting commissions and expenses, brokerage fees, transfer taxes and the fees and expenses of their attorneys and other experts. Set forth below are expenses to be paid by us. All amounts shown are estimates except for the Securities Exchange Commission registration fees and are expressed in NT$ (thousands).

SEC registration fees	$46
Accounting fees and expenses	1,970
Legal fees and expenses	1,641
Miscellaneous	164

Total	$3,821

LEGAL MATTERS

The validity of the ordinary shares represented by ADSs offered by this prospectus will be passed upon by Conyers Dill & Pearman.

EXPERTS

The consolidated financial statements of Silicon Motion Technology Corporation incorporated in this Prospectus by reference from Silicon Motion’s Annual Report on Form 20-F, have been audited by Deloitte & Touche, an independent registered public accounting firm as stated in their report (which report expresses an unqualified opinion on the consolidated financial statements and financial statement schedule and includes explanatory paragraphs referring to the adoption of Statement of Financial Accounting Standards No. 123(R), “Share Based Payment,”) and is incorporated herein by reference and have been so incorporated herein by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of FCI, Inc. as of and for the years ended December 31, 2006 and 2005, incorporated in this Prospectus by reference from Silicon Motion’s Form 6-K furnished to the Securities and Exchange Commission on October 1, 2007 have been audited by Deloitte Anjin LLC, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated herein by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, or Exchange Act, and file reports and other information with the Securities and Exchange Commission. We have filed with the Commission a registration statement on Form F-3 to register the securities offered in this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement and its exhibits and schedules. References in this prospectus to any contract or other document are not necessarily complete and, if we filed the contract or document as an exhibit to the registration statement, you should refer to the exhibit for more information.

The registration statement, including all exhibits, may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. Our Securities and Exchange Commission filings also are available to the public from the Commission’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act that prescribe the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. We are not currently required under the Exchange Act to publish financial statements as frequently or as promptly as are United States companies subject to the Exchange Act. We will, however, continue to furnish our shareholders with annual reports containing audited financial statements and will issue quarterly press releases containing unaudited results of operations as well as such other reports as may from time to time be authorized by our board of directors or as may be otherwise required.

INCORPORATION BY REFERENCE

The Securities and Exchange Commission allows us to “incorporate by reference” information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is considered to be part of this document, except for any information superseded by information in this document. This prospectus incorporates by reference the following documents that we have previously filed with the Commission:

(a) our Annual Report on Form 20-F for the year ended December 31, 2006 filed with the Commission on July 2, 2007; and

(b) our Reports on Form 6-K, furnished to the Commission on October 1, 2007 and July 31, 2007; and

(c) the description of our American Depository Shares contained in our Registration Statement on Form 8-A filed with the Commission on June 26, 2005.

The documents listed above contain important information about us and our finances. The more detailed information contained in the Forms 6-K and Form 20-F qualify this entire prospectus. Statements in this prospectus may modify or supersede statements in the Forms 6-K and Form 20-F and therefore the modified or superseded part of the original statement is not part of this prospectus.

We incorporate by reference into this prospectus all subsequent annual reports on Form 20-F and all subsequent filings by us after the date of this prospectus and before we terminate this offering. We also may incorporate by reference into this prospectus our reports on Form 6-K filed after the date of this prospectus and before we terminate this offering that we identify in the Form 6-K as being incorporated into this registration statement. We may modify or supersede any statement in this prospectus by statements in documents we incorporate by reference after the date of this prospectus. When that happens, the modified or superseded part of the original statement is not part of this prospectus.

You may request a copy of any of the documents incorporated by reference in this prospectus at no cost. We will not include exhibits to the documents that you request unless the exhibits are specifically incorporated by reference into those documents. You may make your request for any of the documents incorporated by reference in this prospectus by writing or telephoning us at the following address: Silicon Motion Technology Corporation, 8F-1, No. 36, Taiyuan St., Jhubei City Hsinchu County 302, Taiwan. Our telephone number is +852 2978-8000.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 8.	INDEMNIFICATION

Cayman Islands law and our articles of association allow us to indemnify our directors, secretary and other officers acting in relation to any of our affairs against actions, costs, charges, losses, damages and expenses incurred by reason of any act done or omitted in the execution of their duties as our directors, secretary and other officers. Under our memorandum and articles of association, indemnification is not available to any matter in respect of any fraud, dishonesty, willful misconduct or bad faith which may attach to any of them.

ITEM 9.	EXHIBITS

4.1	Memorandum of Association of the Registrant (incorporated by reference to Exhibit 3.1 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.2	Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.3	Specimen of American Depositary Receipt (incorporated by reference to Exhibit 3.3 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

4.4	Form of Deposit Agreement (incorporated by reference to Exhibit 4.2 to the company’s Registration Statement on Form F-1 (file no. 333-125673) filed with the Securities and Exchange Commission on June 9, 2005).

5.1*	Opinion of Conyers Dill & Pearman

23.1*	Consent of Deloitte & Touche

23.2*	Consent of Deloitte Anjin LLC

23.3*	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)

24.1*	Power of Attorney (included within signature page)

*	Filed herewith.

ITEM 10.	UNDERTAKINGS

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more that 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that:

(A) Paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement; and

(B) Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(C) Provided further, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is for an offering of asset-backed securities on Form S-1 or Form S-3, and the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB.

(2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering; provided that with respect to a registration statement on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act or Rule 3-19 if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the Form F-3.

(5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is relying on Rule 430B:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of 314 securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b) The undersigned registrant hereby further undertakes that, for the purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(d) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to existing provisions or arrangements whereby the registrant may indemnify a director, officer or controlling person of the registrant against liabilities arising under the Securities Act, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Jhubei City Hsinchu County 302, Taiwan, on the 1st day of October, 2007.

SILICON MOTION TECHNOLOGY CORPORATION

By:	/s/ Wallace C. Kou
Wallace C. Kou
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN AND WOMEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Wallace C. Kou and Riyadh Lai, and each of them, the true and lawful attorneys-in-fact and agents of the undersigned, with full power of substitution and resubstitution, to execute in the name, place and stead of the undersigned, in any and all such capacities, any and all amendments (including post-effective amendments) to this Registration Statement, including post-effective amendments and supplements thereto, and all instruments necessary or in connection therewith, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to each such attorney-in-fact and agent, full power and authority to do and perform in the name and on behalf of the undersigned each and every act and thing whatsoever necessary or advisable to be done, as fully and to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933 this Registration Statement on Form F-3 has been signed by the following persons in the capacities indicated on October 1, 2007.

/s/ JAMES CHOW James Chow	Chairman of the Board of Directors

/s/ WALLACE C. KOU Wallace C. Kou	President, Chief Executive Officer and Director (principal executive officer)

/s/ RIYADH LAI Riyadh Lai	Chief Financial Officer (principal financial officer and accounting officer)

/s/ HENRY CHEN Henry Chen	Director

/s/ TSUNG-MING CHUNG Tsung-Ming Chung	Director

/s/ C.S. HO C.S. Ho	Director

/s/ LIEN-CHUN LIU Lien-Chun Liu	Director

/s/ YUNG-CHIEN WANG Yung-Chien Wang	Director

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Silicon Motion Technology Corporation has signed this Registration Statement or amendment thereto in Taipei, Taiwan, on October 1, 2007.

By:	/s/ WALLACE C. KOU
Name: WALLACE C. KOU
Title: President and Chief Executive Officer